Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    December    2003



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________


PINE VALLEY MINING CORPORATION
ACQUISITION TERMS FINALIZED PRIVATE PLACEMENT ANNOUNCED


VANCOUVER, BRITISH COLUMBIA, December 17, 2003 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "Pine Valley") along with its wholly owned subsidiary, Falls Mountain Coal Inc. ("Falls Mountain"), have finalized terms with respect to the purchase of Mitsui Matsushima Canada Limited ("Mitsui") 33.33% interest in the Willow Creek Joint Venture.

Under the Sale & Purchase Agreement dated March 10, 2003 (see the Company's press release of March 10, 2003), Falls Mountain was to elect whether to complete the purchase of Mitsui's 33.33% interest in the Willow Creek Joint Venture by December 3, 2003. The parties have today executed an amendment including the following terms:

1) Purchase Price to remain C$6.0 million but with payment according to the following schedule:
     a) C$500,000 (paid);
     b) C$1,500,000 by January 6, 2004;
     c) C$200,000 by June 30, 2004;
     d) C$300,000 by September 30, 2004;
     e) C$1,500,000 by December 31,2004
     f) C$1,000,000 by March 31, 2005; and
     g) C$1,000,000 by June 30, 2005;

2) Falls Mountain has made a deposit of C$0.5 million ("Deposit"). Failure to complete the acquisition by January 6, 2004 will result in the $0.5 million being paid to Mitsui as the break fee required in the Sale & Purchase Agreement dated March 10, 2003;

3) Completion of the purchase will occur upon payment by Falls Mountain of a further C$1.5 million ("Completion Payment") which must take place on or before January 6, 2004;

4) Upon completion of the purchase, Falls Mountain will have an outstanding debt obligation to Mitsui of C$4.0 million with interest of 7% compounded daily. The debt obligation will be backed by security over Pine Valley's assets;

The Company announces that it intends to arrange a non-brokered private placement for up to C$1,600,000, issuing up to 8,000,000 units at a price of C$0.20 per unit, each unit consisting of one common share and one warrant, one warrant being exercisable at a price of C$0.22 to purchase one common share for one year and exercisable at a price of C$0.25 to purchase one common share during the second year, subject to the necessary regulatory approvals. It is expected that Company insiders will participate for approximately 50% of the offering.


The funds will be used for the payment of the $1,500,000 required to purchase Mitsui's 33.33% interest in the Willow Creek Joint Venture and general working capital.


PINE VALLEY MINING CORPORATION

"Graham Mackenzie"
President and Chief Executive Officer
###
Contacts:
Graham Mackenzie                      Mark Fields
President & CEO                       Executive Vice President
(604) 682-4678                       (604) 682-4678
Vancouver, British Columbia, Canada
Graham.Mackenzie@radiant.net          markfields@radiant.net


The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2003 and the Company's Annual Information Form dated September 17, 2003.








                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    December 17, 2003                " Graham Mackenzie "
                                      President and Chief Executive Officer